Exhibit 99.2

2nd quarter results for FY 2014 (period ended 31 December 2013) Supplemental information to management discussion February 6, 2014 ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034 1 PRIMA BIOMED Important Notice The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD; Deutsche Börse: YP1B.F). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please contact Prima BioMed and/or refer to the Company’s website for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. 2 PRIMA BIOMED 1

CVac™ CAN-003 Clinical Trial Data • CAN-003 data demonstrate a clinically significant and durable improvement in progression-free survival (PFS) for CVac patients versus standard of care (n=20; ovarian patients in second remission) • CAN-003 data presented at European Cancer Congress in October, Society for Immunotherapy of Cancer in November, subject of Expert Panel Call in December. • CVac’s demonstrated an excellent tolerability and side effect profile in CAN-003 ➢Final PFS database for CAN-003 to be analyzed and expect to be presented/published in early 2014. 3 PRIMA BIOMED Exciting path forward . . . • Amended CAN-004 phase 2 protocol approved to start in multiple jurisdictions • CVac™ phase 2 ovarian cancer trial to start patient recruitment in 2Q 2014 • Important CVac data catalysts in 2014, 2015, 2016 for ovarian and pancreatic cancers • Cash position A$28.58 million (31 Dec. 2013) & multimillion Euro grant support in Germany • Evaluation of value accretive business development transactions • Leadership position in the emerging field of cancer immunotherapy 4 PRIMA BIOMED 2

CVac in second remission ovarian cancer CAN-003 protocol Kaplan Meier estimates of progression-free survival (PFS) in the intent to treat (ITT) population (20 randomized patients in second complete  remission) 5 PRIMA BIOMED 1.0 0.75 0.50 0.25 0.00 0 6 12 18 24 30 Progression Probability Months OSC 6/10 2/4 1/2 1/1 0/0 CVAC 3/10 2/6 0/4 1/3 0/0 (#events/#at risk) OSC: median PFS 5.14 months CVAC: median PFS 7.69 months Hazard ratio 0.41(95% CI: 0.14, 1.21) P=0.09 by log-rank test (2-sided) CVac clinical trial design considerations Strong PFS signal in second remission epithelial ovarian cancer patient population Positive mucin 1-specific T cell response in CVac treated patients Importance of Overall Survival as primary endpoint: Based on available reported data in cancer immunotherapy field Endpoint of commercially approved cancer immunotherapies Based on regulatory correspondence 6 PRIMA BIOMED 3

CAN-004 phase 2 trial: establish robust proof of concept in ovarian cancer 2 Cohorts 1st Remission 2nd Remission 76 randomized patients; 210 randomized patients; placebo control observation-only control CR after optimal debulking & 1st line Platinum sensitive patients in CR platinum/taxane chemotherapy after 2nd line chemotherapy No additional patients to be st Recruitment start in 1 half of 2014 recruited OS primary endpoint OS primary endpoint CR = complete remission (by CT & CA-125) 7 OS = overall survival 7 PRIMA BIOMED CAN-301 pilot pancreatic cancer trial ➢ 40 resected pancreatic cancer patients ➢ Single-arm pilot trial ➢ Endpoints: • Overall survival • Immune response • Safety Goal ?> data to add value to the CVac franchise & drive go/no-go decision on further clinical trials in pancreatic cancer 8 PRIMA BIOMED 4

CVac clinical trial timetable


Clinical Trial Protocols
Quarter (Calendar year basis)
2013
2014
2015
2016
2017
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
CAN-003
CAN-003X
CAN-004 (1)
CAN-004 (2)
CAN-301
enrollment period
treatment period
patient follow-up
interim OS
PFS analysis point
Patient case studies
OS analysis point final
Immune monitoring analysis

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Financial results for 2nd quarter FY 2014*

Net operating cash outflow for the quarter:
A$3.33 million

Net operating cash outflow YTD for FY 2014:
A$ 8.44 million

Interest income received in Q2:
A$ 163K

Cash & term deposits at end of quarter:
A$ 28.58 million

Projected loss for total FY 2014:
A$ 14 million

*according to International Financial Reporting Standards (IFRS). Results to be read in conjunction Appendix 4C published in compliance with ASX listing rules.

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